MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2013

As at November 5, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the third quarter ended September 30, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 5, 2013, should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the three month and nine month periods ended September 30, 2013 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Third Quarter 2013 Highlights

The third quarter net loss was $0.3 million (Q3 2012 income: $8.0 million), resulting in a loss per share of $nil (Q3 2012 earnings per share: $0.06). Income before tax for the third quarter was $2.2 million (Q3 2012: $12.3 million). The decrease in income during the third quarter was driven by lower sales of $30.2 million (Q3 2012: $43.8 million), down 31% from the prior year quarter, explained mainly by lower realized silver and gold prices of 29% and 21%, respectively.

The Company’s third quarter adjusted net loss was $0.2 million (Q3 2012 income: $8.0 million), after adjusting for the write-off of mineral properties, plant and equipment (refer to non-GAAP financial measures).

Cash generated by operating activities, before changes in working capital, was $7.6 million, a decrease of 62% from the prior year period, mainly because of lower sales, of 31% as a result of lower metal prices. Operating cash flow per share, before changes in working capital, decreased 63% to $0.06, compared with $0.16 a year ago (refer to non-GAAP financial measures).

Silver production increased 8% to 1,104,914 ounces (Q3 2012: 1,027,741 ounces), while gold production decreased 16% to 4,515 ounces (Q3 2012: 5,348 ounces).

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.51, compared with $6.15 in Q3 2012. The increase resulted from higher cash cost per ounce recorded at San Jose, driven mainly by lower gold credits (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

2013 Mineral Reserve and Mineral Resource Estimation

On October 17, 2013, the Company released updated Mineral Reserve and Mineral Resource estimates as of July 4, 2013 for the San Jose Mine located in Oaxaca, Mexico. Included in the update is an initial estimate of the Mineral Resources for the Trinidad North discovery.

Highlights of Reserve and Resource Update

•

Proven and Probable Reserves total 3.9 Mt containing an estimated 24.8 Moz silver and 215.1 koz gold, reflecting increases of 22 percent in contained silver ounces and 27 percent in contained gold ounces relative to the Dec. 31, 2012 reserve estimate

•

Inferred Resources total 5.4 Mt containing an estimated 35.3 Moz silver and 272.3 koz gold, reflecting increases of 39 percent in contained silver ounces and 27 percent in contained gold ounces relative to the Dec. 31, 2012 reserve and resource estimate

•

Inferred Resources for the Trinidad North discovery total 1.9 Mt at a 70 g/t Ag Eq cutoff containing an estimated 16.3 Moz silver and 101 koz gold or 21.8 Moz Ag Eq

San Jose Reserve and Resource Update

Mineral Reserves - Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Proven	314	203	2.03	2.0	20.5
	Probable	3,618	196	1.67	22.8	194.6
	Proven + Probable	3,933	196	1.70	24.8	215.1

Mineral Resources - Measured and Indicated					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Measured	44	67	0.55	0.1	0.8
	Indicated	844	74	0.64	2.0	17.4
	Measured + Indicated	888	73	0.64	2.1	18.2

Mineral Resources - Inferred					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose, Mx	Inferred	5,422	202	1.56	35.3	272.3

1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are exclusive of Mineral Reserves

Management’s Discussion and Analysis Page - 3

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose
5. San Jose Mineral Resources and Mineral Reserves are estimated and reported as of July 4, 2013

6. San Jose Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$24.00/oz Ag and US$ 1,400.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs. San Jose Mineral Resources are estimated and reported at a Ag Equivalent cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)*((US$1,391.63/US$25.14)*(89/89))

7. Totals may not add due to rounding procedures

Trinidad North Discovery

Included in the above reported resources are 1.9 Mt of Inferred Resources containing 16.3 Moz silver and 100.8 koz gold at a 70 g/t Ag Eq cutoff corresponding to the Trinidad North discovery.  The discovery of high-grade silver-gold mineralization over wide vein widths was confirmed by surface drilling from January through June of 2013 (see Fortuna Silver news releases of Feb. 4, 2013, Apr. 22, 2013, May 22, 2103 and Aug. 15, 2013).  The below table summarizes the Trinidad North Inferred Resources at a range of Ag Eq cutoff values.  Of significant importance is the presence of high-grade mineralization in the Bonanza Vein system.  At a 100 g/t Ag Eq cutoff value, Inferred Resources in the Bonanza Vein at Trinidad North are estimated at 1.2 Mt averaging 330 g/t silver and 1.99 g/t gold (440 g/t Ag Eq) containing 12.5 Moz silver and 75.5 koz gold.  For comparative purposes, these grades are approximately 50 percent higher than the average of the existing Proven and Probable Reserves of the San Jose Mine.  The high grade zone at Trinidad North remains open to the north and to depth.  An exploration crosscut and two drilling stations have been completed on the 1300 m level and drilling from the underground drill stations was initiated in late September to further explore the extensions of this important mineralized shoot to the north and to depth.

Trinidad North Discovery – Inferred Resources by Cutoff Grade as of July 4, 2013

Ag Eq Cutoff (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
25	2,195	235	1.46	316	16.6	103.3	22.3
50	2,033	252	1.56	339	16.5	102.3	22.1
70	1,882	269	1.67	361	16.3	100.8	21.8
75	1,844	273	1.69	367	16.2	100.4	21.8
100	1,661	296	1.83	398	15.8	98.0	21.2
125	1,491	320	1.98	430	15.4	95.1	20.6
150	1,339	345	2.14	464	14.9	92.0	20.0
175	1,201	371	2.29	498	14.3	88.6	19.2
200	1,082	397	2.45	532	13.8	85.3	18.5
225	978	422	2.61	567	13.3	82.0	17.8
250	885	448	2.77	601	12.7	78.7	17.1
* See footnotes for Mineral Reserve and Mineral Resource tables; table includes Inferred Resources for both Bonanza Vein system and Trinidad Vein system

Management’s Discussion and Analysis Page - 4

Estimation Methodology

Drill hole and channel samples were used in conjunction with underground mapping to construct three dimensional wireframes defining individual vein structures.  Samples were selected inside these wireframes, coded and composited.  Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites for each vein. Silver and gold grades were estimated into a geological block model representing each vein.  Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance.  Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

The key economic and operational factors used in the conversion of the Mineral Resources to Mineral Reserves are detailed in note 6 of the Mineral Resource and Mineral Reserve table.  A mining dilution factor of 12.2 percent has been applied based on historical operational experience.  Mining recovery is estimated at 90.2 percent with the losses being primarily attributable to pillars and bridges.

2013 Outlook and Guidance

Production Guidance

For 2013, the Company reaffirms its forecast production to 4.5 million ounces of silver  and 23,637 ounces of gold or 5.9 million ounces of Ag Eq* for 2013. (*)Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz. based on completion of the mill expansion at San Jose in the third quarter of 2013. Moving forward, our focus at San Jose is to advance with the exploration of the high-grade Trinidad North discovery and incorporate the initial resource from this zone into our production plans by the first quarter of 2015.

Mine	Silver (Moz)	Gold (koz)
San Jose, Mexico	2.4	20.9
Caylloma, Peru	2.1	2.7
Total	4.5	23.6

Measures under the Current Price Environment

As a response to the significant decline in silver and gold prices during 2013, the Company is implementing several measures to enhance free cash flow generation by reducing capital and costs. These actions include reduction in corporate expenses, capital budgets, exploration, and operating costs. The main initiatives are:

•

Streamlining corporate overhead resulting in a 33% reduction of $5.5 million in corporate expenses on an annual basis

•

Focus on critical path and sustainability projects including a $12.6 million, or 24%, reduction in the 2013 capital budgets by $12.1 million at Caylloma and $0.5 million at San Jose

•

Focus on high reward brownfields exploration targets resulting in a $3.7 million, or 26%, reduction in the 2013 exploration budget

Management’s Discussion and Analysis Page - 5

•

Caylloma mine operating cost reductions of 8%, or $1.7 million, for the second semester of 2013; we expect unit costs between $88/t and $87/t for Q3 and Q4, respectively, compared with a budget of $95/t.

2013 CAPEX Guidance Revision*

Capital Expenditures (excluding brownfields exploration, Taviche Oeste, and San Luisito)*

Mine	YTD 2013 ($ M)[1]	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	18.0	21.5	22.0
Caylloma	13.7	18.6	30.7
Total	31.7	40.1	52.7

*presented on a cash basis

1excludes from San Jose: Taviche Oeste $10.0 million and San Luisito $0.5 million

Brownfields Exploration*

Mine	YTD 2013 ($ M)	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	5.2	6.4	7.5
Caylloma	3.8	4.1	6.7
Total	9.0	10.5	14.2

*presented on a cash basis

2013 Cash Cost per Ounce Guidance Revision

Mine	YTD 2013 ($/oz)	Revised 2013 Guidance ($/oz)	Original 2013 Guidance ($/oz)
San Jose	7.08	5.89	2.90
Caylloma	7.43	7.34	7.70
Total	7.25	6.55	5.00

Our 2013 cash cost per ounce guidance revision includes reductions in production cost at Caylloma and a revised gold price of $1,200/oz vs. $1,700/oz for the original guidance.

2013 & 2014-2016 All-in Cash Cost per Ounce Guidance

The Company is incorporating into its guidance an “all-in cash cost” figure based on guidelines from the World Gold Council. Along with the 2013 guidance, a three year guidance is included with the intention to provide a more representative figure of all-in sustaining costs at our operations moving forward. Beyond 2013, brownfields exploration has not been included as part of all-in cash cost, as its budgets are planned on an annual basis.

The production assumptions behind the three year guidance provided are consistent with prior production guidance provided by the Company.

Management’s Discussion and Analysis Page - 6

Metal prices used for by-product credits are the following: gold, $1,200/oz; lead, $2,100/t; zinc, $2,000/t.

San Jose Mine All-in Cash Cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost applicable per payable ounce	7.08	5.89	5.88
Government royalty & mining tax*	0.00	0.00	0.00
Workers participation*	0.00	0.00	0.49
Selling, general and administrative expenses (operations)	1.69	1.37	0.92
Adjusted operating cash cost	8.77	7.26	7.30
Selling, general and administrative expenses (corporate)	0.00	0.00	0.00
Sustaining expenditures on mineral properties, plant and equipment[1]	6.68	5.75	4.10
Brownfields exploration expenditures on mineral properties, plant and equipment[1]	3.36	2.70	0.00
All-in sustaining cash cost	18.81	15.71	11.41
Non-sustaining expenditures on mineral properties, plant and equipment[1]	5.01	3.27	0.00
All-in cash cost	23.82	18.98	11.41
* Based on $18/oz Ag price
[1] presented on a cash basis

Caylloma Mine All-in Cash Cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost applicable per payable ounce	7.43	7.38	4.59
Government royalty & mining tax*	0.35	0.36	0.34
Workers participation*	0.57	0.28	0.00
Selling, general and administrative expenses (operations)	1.45	1.47	1.58
Adjusted operating cash cost	9.80	9.49	6.51
Selling, general and administrative expenses (corporate)	0.00	0.00	0.00
Sustaining expenditures on mineral properties, plant and equipment[1]	9.22	9.34	4.17
Brownfields exploration expenditures on mineral properties, plant and equipment[1]	2.60	2.06	0.00
All-in sustaining cash cost	21.62	20.89	10.68
Non-sustaining expenditures on mineral properties, plant and equipment[1]	0.00	0.00	0.00
All-in cash cost	21.62	20.89	10.68
* Based on $18/oz Ag price
[1] presented on a cash basis

Management’s Discussion and Analysis Page - 7

Consolidated All-in Cash Cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost applicable per payable ounce	7.25	6.57	5.41
Government royalty & mining tax*	0.17	0.16	0.13
Workers participation*	0.28	0.13	0.31
Selling, general and administrative expenses (operations)	1.57	1.42	1.16
Adjusted operating cash cost	9.27	8.27	7.01
Selling, general and administrative expenses (corporate)	2.55	2.39	1.79
Sustaining expenditures on mineral properties, plant and equipment[1]	7.93	7.38	4.13
Brownfields exploration expenditures on mineral properties, plant and equipment[1]	2.99	2.41	0.00
All-in sustaining cash cost	22.74	20.45	12.93
Non-sustaining expenditures on mineral properties, plant and equipment[1]	2.55	1.78	0.00
All-in cash cost	25.29	22.23	12.93
* Based on $18/oz Ag price
[1] presented on a cash basis

San Jose’s three year guidance for sustaining capital expenditure per ounce is expected to come down with respect to 2013 as production ramps up while similar levels of sustaining capital are maintained. In the case of Caylloma, a reduction is also expected as we conclude certain non-recurrent infrastructure projects in 2013, such as the mine camp and the tailings dam, reducing sustaining capital expenditure going forward. Furthermore, Caylloma’s adjusted operating cash cost per ounce is expected to come down in the three year guidance as the mine plan contemplates higher by-product from increased base metal production.

Mexico Mining Tax

On October 31,2013, the  2014 Mexico Tax Reform package (“reform”) was approved by the Mexican Congress and the reform is now waiting for the President of Mexico to sign the reform into law. Under the reform, three new articles were included relating to federal royalties and taxes, among other tax law changes:

•

Special Mining Royalty. This is a 7.5% royalty on EBIT based on tax rules (taxable income minus producing costs, but some costs will no longer be deductible such as depreciation) and is deductible from income tax.

•

Extraordinary Mining Royalty. This consists of a 0.5% royalty rate for companies producing gold, silver and platinum. This royalty is based on the gross revenues derived from the sales of these metals and is deductible from income tax but not deductible for the Special Mining Royalty.

•

Additional Mining Tax. This corresponds to a tax of 50% of $124.74 per hectare for each concessioned hectare for companies that have not performed exploration or exploration activities for a consecutive two year period during the first 11 years of the concession grant. The tax is increased to 100% of $124.74 per hectare in the 12th year of the concession grant.

Management’s Discussion and Analysis Page - 8

•

Non-deductible Payments to Employees.  Payments to employees which in turn are not included as taxable income to the employee, will result in the employer absorbing the non-deductible portion of up to 53%.

In addition, the option that allows the deduction of exploration expenses in mineral deposits in the same period they were incurred is limited to the general rule of applying 10% amortization per year. As well, a 10% dividend withholding tax will be applied to distributions, from after tax earnings generated in 2014 and subsequent years, to non-resident shareholders. Furthermore, the tax stimulus that allowed for immediate deduction of fixed assets is eliminated. The new tax legislation will become effective on January 1, 2014 and will be published in the Official Gazette before such date.

The Company is currently assessing the impact of the reform on the Company’s tax exposure in Mexico.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended September 30,						Nine months ended September 30,
	2013			2012			2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	568,722	536,191	1,104,914	524,906	502,835	1,027,741	1,561,605	1,609,534	3,171,139	1,519,030	1,457,997	2,977,027
Gold (oz)	545	3,970	4,515	847	4,501	5,348	1,580	12,611	14,191	2,266	14,064	16,330
Lead (000's lb)	4,730	-	4,730	4,452	-	4,452	14,010	-	14,010	12,951	-	12,951
Zinc (000's lb)	6,468	-	6,468	5,615	-	5,615	18,535	-	18,535	16,260	-	16,260
Copper (000’s lb)	-	-	-	-	-	-	-	-	-	48	-	48
Production cash cost (US$/oz Ag)*	6.70	8.37	7.51	7.43	4.81	6.15	7.43	7.08	7.25	7.64	2.20	4.98

* Net of by-product credits

In the third quarter of 2013, the company delivered 1,104,914 ounces of silver, 4,515 ounces of gold and base metal by-products.

In the nine months of 2013, the Company produced 3,171,139 ounces of silver and 14,191 ounces of gold. When compared with the same period the previous year, silver production increased 7%, while gold production decreased 13%. Fortuna reaffirms its production guidance of 4.5 million ounces of silver and 23,637 ounces of gold or 5.9 million ounces of Ag Eq* for 2013. (*) Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz.

Consolidated Cash Cost per Ounce of Payable Silver

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.51, compared with $6.15 in Q3 2012. The increase resulted from higher cash cost per ounce recorded at San Jose, which was driven by both lower gold production and price (refer to non-GAAP financial measures).

For the nine months of 2013, consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.25, compared with $4.98 in the nine month 2012 period, primarily because of higher costs at San Jose, as explained above (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 9

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	102,088	91,607	297,829	270,674
Average tonnes milled per day	1,200	1,048	1,141	1,024

Silver
Grade (g/t)	184	191	189	192
Recovery %	89	89	89	87
Production (oz)	536,191	502,835	1,609,534	1,457,997
Gold
Grade (g/t)	1.37	1.73	1.49	1.87
Recovery %	88	89	88	87
Production (oz)	3,970	4,501	12,611	14,064
Unit Costs
Production cash cost (US$/oz Ag)*	8.37	4.81	7.08	2.20
Production cash cost (US$/tonne)	72.09	80.59	75.68	70.94
Unit Net Smelter Return (US$/tonne)	135.75	213.44	167.08	214.02

* Net of by-product credits

Silver and gold production for the quarter were 7% above and 12% below the previous year, respectively. Silver production increased on the back of higher throughput compared with the prior year. Gold production decreased due to lower head grade of 21%. The decrease in gold head grade was anticipated in the mine plan to an extent; our mine plan anticipated a lower head grade of 14%. The further decrease in head grade beyond the plan is due to local variability encountered in the production stopes. Reconciliation of the gold production grades with the long term resource and reserve models is within accepted ranges for the respective resource and reserve categories. We do not anticipate this as being a trend and expect to revert to the planned head grades as the mining progresses out of this lower grade zone.

The plant expansion was commissioned towards the end of September 2013. Throughput rate for the month of October 2013 up to the 23rd was 1,630 tpd. We expect to stabilize at 1,800 tpd by November 2013.

Capital expenditures, on a cash basis, were $7.2 million for the third quarter of 2013 and includes $1.5 million for brownfields exploration and $0.1 million for San Luisito. Capital expenditures, on a cash basis, were $33.7 million for the nine months ended September 30, 2013, and includes $5.2 million for brownfields exploration, $0.5 million for San Luisito, and $10.0 million for Taviche Oeste.

Management’s Discussion and Analysis Page - 10

Cash cost per tonne of processed ore was $72.09 for Q3 2013, a reduction of 11% compared with the prior year period. When compared with our quarterly guidance provided at the beginning of the year, cash cost per tonne of processed ore was 7% above forecast. Cash cost per payable ounce of silver in Q3 2013 was $8.37, compared with $4.81 in Q3 2012. Costs increased mainly because of lower gold credits of $4.79, as gold prices and gold grades were both lower compared with the previous year.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,111	117,386	342,433	346,700
Average tonnes milled per day	1,301	1,306	1,283	1,286

Silver
Grade (g/t)	180	181	173	178
Recovery %	84	77	82	77
Production (oz)	568,722	524,906	1,561,605	1,519,030
Gold
Grade (g/t)	0.34	0.44	0.35	0.42
Recovery %	43	51	41	47
Production (oz)	545	847	1,580	2,266
Lead
Grade (%)	1.97	1.97	2.04	1.93
Recovery %	93	87	91	88
Production (000's lb)	4,730	4,452	14,010	12,951
Zinc
Grade (%)	2.84	2.55	2.81	2.49
Recovery %	88	85	87	85
Production (000's lb)	6,468	5,615	18,535	16,260
Copper
Production (000’s lb)	0	0	0	48
Unit Costs
Production cash cost (US$/oz Ag)*	6.70	7.43	7.43	7.64
Production cash cost (US$/tonne)	87.07	85.14	91.47	84.11
Unit Net Smelter Return (US$/tonne)	154.18	180.94	166.37	179.19

* Net of by-product credits

Silver production for the quarter was 8% above the prior year period due to improved silver recovery.  Metallurgical recovery for silver was 84%, or 9% above the second quarter of 2012, as a result of optimization initiatives implemented during the year.

Management’s Discussion and Analysis Page - 11

Cash cost per tonne of processed ore for Q3 2013 was $87.07, or 2% above Q3 2012, and 9% below quarterly guidance provided at the beginning of the year. This decrease is the result of cost reducing measures undertaken at the beginning of the third quarter.  These consist mainly of an optimization of mine preparation activities and reductions in related personnel expenses and technical services. Cash cost per payable ounce of silver in Q3 2013 was $6.70, net of by-product credits, compared with $7.43 in Q3 2012. The decrease is due to the effect of lower refining charges compared with 2012.

Capital expenditures, on a cash basis, were $4.6 million for the third quarter of 2013 and includes $0.6 million in brownfields exploration. Capital expenditures, on a cash basis, were $17.5 million for the nine months ended September 30, 2013, and includes $3.9 million for brownfields exploration.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	273	0	549	0	466	0	730
Production (t)	0	2,957	0	2,486	0	8,572	0	6,925
Sales (t)	0	2,798	0	2,611	0	8,606	0	7,233
Adjustment (t)	0	0	0	0	0	0	0	2
Closing Inventory (t)	0	433	0	424	0	433	0	424
Zinc
Opening Inventory (t)	347	0	383	0	521	0	305	0
Production (t)	5,718	0	4,885	0	16,367	0	14,236	0
Sales (t)	5,698	0	4,682	0	16,541	0	13,960	0
Adjustment (t)	-12	0	3	0	8	0	8	0
Closing Inventory (t)	355	0	589	0	355	0	589	0
Lead
Opening Inventory (t)	327	0	238	0	443	0	255	0
Production (t)	4,235	0	3,729	0	12,376	0	10,741	0
Sales (t)	4,380	0	3,733	0	12,689	0	10,809	0
Adjustment (t)	16	0	28	0	67	0	75	0
Closing Inventory (t)	198	0	261	0	198	0	261	0
Copper
Opening Inventory (t)	0	0	96	0	0	0	4	0
Production (t)	0	0	0	0	0	0	97	0
Sales (t)*	0	0	88	0	0	0	92	0
Closing Inventory (t)	0	0	9	0	0	0	9	0

* Copper concentrate sold as lead concentrate

Management’s Discussion and Analysis Page - 12

Impairment of Caylloma Mine

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less cost to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units.

Impairment indicators were identified for Caylloma in the second quarter of 2013. The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region. Value in use models were used to determine the recoverable amount of the cash generating unit. The carrying value of net assets of $87.6 million was determined to be impaired by $15.0 million.

In the second quarter ended June 30, 2013, the Company recorded an impairment charge of $15.0 million (2012: $nil) for non-current assets related to Caylloma. The impairment charge was allocated on a prorata basis against the net book value of the mineral properties, plant and equipment of $90.1 million.

The impairment was driven by the reduction in gold and silver prices and an increase in operating costs, and reflects a reduction in expected future cash flows at the Caylloma operations. Expected future cash flows to determine the value in use used in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s life of mine plans, as well as economic factors beyond Management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should Management’s estimate of the future not reflect actual events, further impairments or reversals of impairments may be identified.

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Management’s Discussion and Analysis Page - 13

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at September 30, 2013, the Company had issued 34,589 common shares of the Company, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

Taviche Oeste Concession

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. (“Plata,” a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in the 6,254 hectare Taviche Oeste Concession (“concession”) immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. On June 19, 2013, the Company made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concessions.

The concession is subject to a 2.5% net smelter royalty on ore production from this property.

San Luisito Concessions

On February 26, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico, and made a cash payment of $0.05 million. During the second quarter of 2013, upon completion of the exploration program and given the current economic environment, the Company abandoned its interest in the option agreement, resulting in a write-off of $0.4 million. Additional costs of $0.1 million were written off in Q3 2013, for a total write-off of $0.5 million.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2013:

	Quarters ended
Expressed in $000’s, except per share data	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Sales	30,203	30,101	40,713	37,895	43,835	38,689	40,601	31,047
Mine operating earnings	8,140	6,478	16,784	13,264	19,239	17,078	21,081	13,265
Operating income (loss)	2,346	(14,669)	11,006	7,976	12,262	8,397	16,533	4,436
Net (loss) income	(264)	(10,571)	6,665	8,472	8,026	3,854	11,111	(1,756)
(Loss) earnings per share, basic	0.00	(0.08)	0.05	0.07	0.06	0.03	0.09	(0.01)
(Loss) earnings per share, diluted	0.00	(0.08)	0.05	0.07	0.06	0.03	0.09	(0.01)

Total assets	311,170	310,291	327,346	316,983	304,612	288,686	280.825	271,641
Leases and long term liabilities	2,850	2,282	2,238	2,250	2,766	1,658	2,237	2,764

During Q3 2013, sales increased marginally from Q2 2013 as a result of a reduction of $4.7 million in sales adjustments, which offset a reduction of provisional sales of $4.6 million. The net realized price on the sale of silver and gold decreased 8% and 13% to $18.72 and $928 per ounce, respectively. Mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. In addition, as part of the Company’s cost reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions, while in Q2 2013 the Company recorded a $15.0 million impairment.

Management’s Discussion and Analysis Page - 14

During Q2 2013, declining silver prices, along with rising costs, resulted in a significant decline in mine operating earnings compared with prior quarters. Lower silver prices also contributed to the non-cash impairment charge related to the carrying value of Caylloma, resulting in a net loss for the period. The impairment charge also reduced the total assets of the Company.

In Q3 2013, provisional concentrate sales declined 27% from the same period a year ago and 13% from Q2 2013. In Q2 2013, provisional concentrate sales declined 13% from the same period a year ago and 16% from Q1 2013. In Q1 2013, an increase in provisional concentrate sales offset the decline in silver prices. Sales growth from Q2 2011 to Q1 2013 reflects the steady rise in silver prices since the beginning of 2010 and the start of commercial production at San Jose in September 2011.

The operating loss in Q3 2013, compared with the operating income in Q3 2012, is due to a decrease in sales, an increase in restructuring costs, the write-off of mineral properties, plant and equipment, and a decrease in the cost of sales because of lower cash costs per tonne of processed ore (refer to non-GAAP financial measures).

Third Quarter 2013 Financial Results

Our third quarter net loss was $0.3 million (Q3 2012:  income $8.0 million), resulting in a loss per share of $nil (Q3 2012 earnings per share: $0.06). Income before tax in the third quarter was $2.2 million (Q3 2012: $12.3 million). The decrease in income during the third quarter was driven by lower sales of $30.2 million (Q3 2012:  sales $43.8 million), down 31% from the prior year quarter, explained mainly by lower realized silver and gold prices of 29% and 21%, respectively. Lower gold production at San Jose also contributed to the decrease in sales, as did a slight build-up of metal inventory at the end of the quarter. The decrease in income was further impacted by a higher effective tax rate at our Peruvian subsidiary, as a result of continuing weakness of the local currency.

The Company’s third quarter adjusted net loss was $0.2 million (Q3 2012: income $8.0 million), after adjusting for the write-off of mineral properties, plant and equipment (refer to non-GAAP financial measures).

Mine operating earnings decreased 58% to $8.1 million (Q3 2012: $19.2 million). The decrease is attributable to lower sales, which as described above were mainly related to lower prices and lower gold production, with a direct impact on our margins.

Cash generated by operating activities, before changes in working capital, was $7.6 million, a decrease of 62% over the prior year period, mainly because of lower sales, of 31%. Operating cash flow per share, before changes in working capital, decreased 63% to $0.06, compared with $0.16 a year ago (refer to non-GAAP financial measures).

The basic loss per share for Q3 2013 was $nil (Q3 2012: earnings per share $0.06). Operating cash flow per share, before changes in working capital, was $0.06 (Q3 2012: $0.16) (refer to non-GAAP financial measures).

Sales for Q3 2013 were $30.2 million (Q3 2012: $43.8 million). Sales from Caylloma decreased 21% to $18.6 million (Q3 2012: $23.3 million), while sales at San Jose decreased 43% to $11.6 million (Q3 2012: $20.5 million). The decreases were driven by lower realized prices for silver and gold, which declined 29% and 21%, respectively, and by lower gold production.

Management’s Discussion and Analysis Page - 15

In Q3 2013, provisional sales decreased 27% to $30.7 million (Q3 2012: $42.2 million), while negative price and assay adjustments amounted to $0.5 million, compared with positive adjustments of $1.7 million in Q2 2012.

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risks.

	QUARTERLY RESULTS
	Three months ended September 30,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	18,360,476	12,358,483	30,718,959	22,234,839	19,935,723	42,170,562
Adjustments *	191,768	(707,430)	(515,661)	1,145,724	518,769	1,664,493
Sales	18,552,244	11,651,054	30,203,298	23,380,563	20,454,492	43,835,055

Silver
Provisional Sales (oz)	579,649	477,931	1,057,580	574,181	510,192	1,084,373
Realized Price ($/oz)**	21.26	21.12	21.30	29.96	30.29	30.11
Net Realized Price ($/oz)***	18.49	18.99	18.72	26.06	27.35	26.67
Gold
Provisional Sales (oz)	543	3,545	4,088	776	4,641	5,417
Realized Price ($/oz)**	1,327.63	1,320.91	1,318.93	1,660.62	1,667.93	1,661.73
Net Realized Price ($/oz)***	945.09	925.38	928.00	1,382.27	1,288.74	1,302.14
Lead
Provisional Sales (000’s lb)	4,898	-	4,898	4,451	-	4,451
Realized Price ($/lb)**	0.95	-	0.95	0.90	-	0.90
Net Realized Price ($/lb)***	0.71	-	0.71	0.62	-	0.62
Zinc
Provisional Sales (000’s lb)	6,441	-	6,441	5,322	-	5,322
Realized Price ($/lb)**	0.84	-	0.84	0.86	-	0.86
Net Realized Price ($/lb)***	0.57	-	0.57	0.65	-	0.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q3 2013 decreased 10% to $22.1 million (Q3 2012: $24.6 million) as depletion and depreciation decreased $1.4 million to $4.5 million (Q3 2012: $5.9 million). The Company has made a change in estimate and commencing in the fourth quarter of 2012, the amortization of depletable properties on a unit-of-production basis will be over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change was not applied to periods prior to Q4 2012.

Direct mining costs decreased $0.6 million to $17.4 million (Q3 2012: $18.0 million) as a result of cost reduction efforts. Workers’ participation for San Jose decreased $0.3 million to $nil (Q3 2012: $nil) as a result of the accelerated write-off of exploration and concession costs.

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 16

	Expressed in $ 000’s
	Three months ended September 30,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.4	$ 7.0	$ 17.4	$ 10.4	$ 7.6	$ 18.0
Workers’ participation	0.3	(0.3)	-	0.4	-	0.4
Depletion and depreciation	2.5	2.0	4.5	2.3	3.6	5.9
Royalty expenses	0.2	-	0.2	0.3	-	0.3
	$ 13.4	$ 8.7	$ 22.1	$ 13.4	$ 11.2	$ 24.6

1Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses for Q3 2013 decreased 28% to $5.0 million (Q3 2012: $6.8 million), largely due to lower share-based payments of $1.0 million and lower general and administrative expenses of $0.9 million and offset by higher foreign exchange of $0.2 million.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. General and administrative expenses for Q3 2013 decreased 20% to $3.7 million (Q3 2012: $4.6 million), as the Company has undertaken cost cutting measures since Q2 2013.

	Expressed in $ millions
	Three months ended September 30,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.3	$ 0.7	$ 0.7	$ 3.7	$ 2.9	$ 0.9	$ 0.8	$ 4.6
Foreign exchange	-	-	0.1	0.1	0.2	(0.1)	(0.2)	(0.1)
Share-based payments	1.3	-	-	1.3	2.3	-	-	2.3
Workers’ participation	-	-	(0.1)	(0.1)	-	-	-	-
	$ 3.6	$ 0.7	$ 0.7	$ 5.0	$ 5.4	$ 0.8	$ 0.6	$ 6.8

Exploration and evaluation costs for Q3 2013 decreased to $0.1 million (Q3 2012: $0.2 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Three months ended September 30,
	2013	2012
Salaries, wages, and benefits	$0.1	$0.1
Direct costs	-	0.1
	$0.1	$0.2

Management’s Discussion and Analysis Page - 17

Restructuring costs for Q3 2013 amounted to $0.5 million (Q3 2012: $nil) and were related to the Company’s cost reduction program and included all post-employment costs.

Write-off of mineral properties, plant and equipment for Q3 2013 was $0.1 million and pertained to the San Luisito concessions (Q3 2012: $nil).

Interest income for Q3 2013 amounted to $0.1 million (Q3 2012: $0.1 million).

Interest expense for Q3 2013 amounted to $0.2 million (Q3 2012: $0.1 million).

Income taxes for Q3 2013 decreased to $2.5 million (Q3 2012: $4.2 million) due to a reduction of the tax base.

The income tax provision comprises $1.2 million (Q3 2012: $2.0 million) of current expense arising mainly from Peruvian operations and $1.3 million of deferred income tax expense (Q3 2012: $2.2 million) arising from Peruvian and Mexican operations.

Nine Months 2013 Financial Results

For the nine months ended September 30, 2013, the Company incurred a net loss of $4.2 million, compared with income of $23.0 million for the same period a year ago. The loss was driven by a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, in Q2 2013 related to Caylloma. When compared with the prior year period, results were further affected by a decline in provisional sales on lower metal prices (18% for silver and 11% for gold) and by an $8.5 million increase in negative price and assay adjustments to $7.1 million (2012: positive adjustments $1.4 million)

Adjusted net income for the period, after adjusting for the write-off and impairment of mineral properties, plant and equipment, and net of taxes, was $6.4 million (2012: $25.6 million) (refer to non-GAAP financial measures).

Mine operating earnings decreased 45% to $31.4 million (2012: $57.4 million). The decrease is attributable to lower sales of 18% and to higher unit costs at both San Jose and Caylloma of 7% and 9%, respectively. Sales decreased because of lower silver and gold prices realized on our provisional sales, of 18% and 11%, respectively, and higher negative price and assay adjustments for the period by $8.5 million. Cash cost per tonne of processed ore was above guidance at San Jose and below guidance at Caylloma.

Cash flow from operations, before changes in working capital, decreased 41% to $29.7 million (2012: $50.4 million). The decrease reflects the reduction in cash flow provided by operations offset by the lower taxes paid at Caylloma in the period.

Basic loss per share for the period was $0.03 (2012 earnings per share: $0.19). Operating cash flow per share, before changes in working capital, was $0.24 (2012: $0.41) (refer to non-GAAP financial measures).

Sales for the nine months ended September 30, 2013, decreased 18% from a year ago to $101.0 million (2012: $123.1 million). Sales from Caylloma decreased 10% to $56.0 million (2012: $62.5 million) and from San Jose, 26% to $45.0 million (2012: $60.6 million), as realized prices for silver and gold declined 18% and 11%, respectively.

Management’s Discussion and Analysis Page - 18

Provisional sales during the period decreased 11% to $108.1 million (2012: $121.7 million), while negative price and assay adjustments amounted to $7.1 million, compared with positive adjustments of $1.4 million in 2012.

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risks.

	YEAR TO DATE RESULTS
	Nine months ended September 30,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	58,519,928	49,603,393	108,123,321	61,245,520	60,454,859	121,700,379
Adjustments *	(2,556,215)	(4,550,148)	(7,106,363)	1,247,716	177,389	1,425,106
Sales	55,963,713	45,053,245	101,016,959	62,493,236	60,632,248	123,125,484

Silver
Provisional Sales (oz)	1,614,150	1,603,451	3,217,601	1,509,492	1,515,044	3,024,536
Realized Price ($/oz)**	24.71	24.67	24.82	30.49	30.26	30.37
Net Realized Price ($/oz)***	21.65	22.37	22.01	26.55	27.24	26.90
Gold
Provisional Sales (oz)	1,605	12,592	14,197	2,012	14,815	16,826
Realized Price ($/oz)**	1,457.66	1,453.08	1,461.50	1,638.00	1,639.83	1,636.15
Net Realized Price ($/oz)***	1,067.59	1,090.98	1,088.33	1,347.16	1,294.87	1,301.12
Lead
Provisional Sales (000’s lb)	14,381	-	14,381	12,964	-	12,964
Realized Price ($/lb)**	0.98	-	0.98	0.92	-	0.92
Net Realized Price ($/lb)***	0.72	-	0.72	0.61	-	0.61
Zinc
Provisional Sales (000’s lb)	18,726	-	18,726	15,826	-	15,826
Realized Price ($/lb)**	0.87	-	0.87	0.88	-	0.88
Net Realized Price ($/lb)***	0.62	-	0.62	0.67	-	0.67

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for the nine months ended September 30, 2013, increased 6% to $69.6 million, compared with $65.7 million in 2012 as direct mining costs increased $6.4 million to $54.6 million, offset by a decrease in depletion and depreciation of $1.8 million. In Q4 2012, the Company made a change in estimate, on a prospective basis, to the amortization on a unit-of-production basis over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change was not applied to periods prior to Q4 2012.

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 19

	Expressed in $ 000’s
	Nine months ended September 30,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 31.9	$ 22.7	$ 54.6	$ 28.8	$ 19.4	$ 48.2
Workers’ participation	0.7	-	0.7	0.8	-	0.8
Depletion and depreciation	7.6	6.2	13.8	6.0	9.6	15.6
Royalty expenses	0.5	-	0.5	1.1	-	1.1
	$ 40.7	$ 28.9	$ 69.6	$ 36.7	$ 29.0	$ 65.7

 1Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses for the nine months ended September 30, 2013, increased 5% to $16.2 million (2012: $15.4 million). The increase was largely due to higher share-based payments of $3.1 million (2012: $1.9 million) following the granting of restricted share units and deferred share units during the year and to vesting of granted options. General and administrative expenses for 2013 decreased 6% to $12.8 million (2012 $13.6 million), as the Company has undertaken cost cutting measures since Q2 2013..

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement functions, and professional service fees.

	Expressed in $ millions
	Nine months ended September 30,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 7.7	$ 2.5	$ 2.6	$ 12.8	$ 8.6	$ 2.5	$ 2.5	$ 13.6
Foreign exchange	(0.1)	0.2	0.1	0.2	(0.3)	-	0.1	(0.2)
Share-based payments	3.1	-	-	3.1	1.9	-	-	1.9
Workers’ participation	-	0.1	-	0.1	-	0.1	-	0.1
	$ 10.7	$ 2.8	$ 2.7	$ 16.2	$ 10.2	$ 2.6	$ 2.6	$ 15.4

Exploration and evaluation costs for the nine months ended September 30, 2013, decreased 33% to $0.4 million (2012: $0.6 million) as a result of the Company’s reduction in its greenfields exploration program.

Management’s Discussion and Analysis Page - 20

	Expressed in $ millions
	Nine months ended September 30,
	2013	2012
Salaries, wages, and benefits	$0.3	$0.4
Direct costs	0.1	0.2
	$0.4	$0.6

Net loss on commodity contracts for the nine months ended September 30, 2013, was $nil compared with a loss of $0.3 million in 2012 which was related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Restructuring costs for the nine months ended September 30, 2013, amounted to $0.5 million (2012: $nil) and related to the Company’s cost reduction program and included all post-employment costs.

Write-off of mineral properties, plant and equipment for the nine months ended September 30, 2013, was $0.5 million and pertained to the San Luisito concessions, a decrease of 87% compared with $3.9 million in 2012, which pertained to the Mario project.

Impairment of mineral properties, plant and equipment for the nine month ended September 30, 2013, of $15.0 million (2012: $nil) related to the impairment of Caylloma as a result of declining silver prices recorded in Q2 2013.

Interest income for the nine months ended September 30, 2013, amounted to $0.5 million (2012: $0.5 million).

Interest expense for the nine months ended September 30, 2013, amounted to $0.7 million (2012: $0.4 million).

Income taxes for the nine months ended September 30, 2013, decreased to $2.7 million (2012: $14.2 million) because of the $4.8 million tax impact of the impairment charge for Caylloma, with the remainder due to a reduction of the tax base.

The income tax provision comprises $3.3 million (2012: $3.8 million) of current expense arising mainly from Peruvian operations and $0.6 million of deferred income tax recovery (2012: expense $10.4 million) arising from Peruvian and Mexican operations.

Management’s Discussion and Analysis Page - 21

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

	Expressed in $ millions
	Three months ended September 30,			Nine months ended September 30,
	2013		2012	2013	2012
NET (LOSS) INCOME FOR THE PERIOD	$(0.3)		$8.0	$(4.2)	$23.0
Items of note, net of tax:
Mark-to-Market effect on derivatives	-		-	-	-
Write-off of mineral properties	0.1		-	0.3	2.6
Impairment of mineral properties, plant and equipment	-		-	10.2	-
ADJUSTED NET (LOSS) INCOME FOR THE PERIOD (1,2)	$(0.2)	4	8.0	$6.4	$25.6

(1) A non-GAAP financial measure

(2) Total may not foot due to rounding

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net (loss) income for the period	$(264)	$8,026	$(4,170)	$22,991
Items not involving cash	8,881	12,628	36,396	36,491
	$8,617	$20,654	$32,226	$59,482
Income taxes paid	(1,152)	(905)	(3,022)	(9,562)
Interest expense paid	(5)	(6)	(17)	(23)
Interest income received	109	208	538	462

Cash generated by operating activities before changes in working capital	$7,569	$19,951	$29,725	$50,359
Divided by
Weighted average number of shares (‘000’s)	124,781	124,412	123,726	123,573

Operating cash flow per share before changes in working capital (1)	$0.06	$0.16	$0.24	$0.41

(1) A non-GAAP financial measure

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry standard method of comparing certain costs on a per unit basis, however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Management’s Discussion and Analysis Page - 22

The following tables present a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2013 and 2012.

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2013	YTD Q3 2013	Q3 2012	YTD Q3 2012

Cost of sales [1]	22,063	69,615	24,596	65,727
Add / (Subtract):
Change in concentrate inventory	171	(1,034)	(872)	36
Depletion and depreciation in concentrate inventory	(62)	326	227	64
Government royalties and mining taxes	(173)	(531)	(320)	(1,092)
Workers participation	48	(725)	(428)	(774)
Depletion and depreciation	(4,490)	(13,787)	(5,826)	(15,598)
Cash cost (A)	17,557	53,864	17,377	48,363

Cash cost (A)	17,557	53,864	17,377	48,363
Add / (Subtract):
By-product credits	(11,317)	(36,924)	(13,359)	(40,021)
Refining charges	1,672	4,985	1,986	5,739
Cash cost applicable per payable ounce (B)	7,912	21,925	6,004	14,081

Payable ounces of silver production (C)	1,053,028	3,023,946	976,355	2,828,175

Cash cost per ounce of payable silver ($/oz) (B/C)	7.51	7.25	6.15	4.98

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 23

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2013	YTD Q3 2013	Q3 2012	YTD Q3 2012

Cost of sales [1]	8,660	28,867	11,184	29,036
Add / (Subtract):
Change in concentrate inventory	461	(357)	(384)	(384)
Depletion and depreciation in concentrate inventory	(111)	230	150	130
Workers participation	299	-	-	-
Depletion and depreciation	(1,949)	(6,200)	(3,567)	(9,581)
Cash cost (A)	7,360	22,540	7,383	19,201

Total processed ore (tonnes) (B)	102,088	297,830	91,607	270,674

Cash cost per tonne of processed ore ($/t) (A/B)	72.09	75.68	80.59	70.94

Cash cost (A)	7,360	22,540	7,383	19,201
Add / (Subtract):
By-product credits	(3,769)	(13,758)	(5,800)	(18,230)
Refining charges	699	2,126	717	2,078
Cash cost applicable per payable ounce ( C)	4,290	10,908	2,300	3,049

Payable ounces of silver production (D)	512,742	1,540,422	477,694	1,385,096

Cash cost per ounce of payable silver ($/oz) (C/D)	8.37	7.08	4.81	2.20

Mining cost per tonne	33.79	34.66	35.51	30.91
Milling cost per tonne	17.20	18.38	20.10	18.00
Indirect cost per tonne	13.89	15.19	17.47	15.38
Community relations cost per tonne	2.55	2.29	2.33	1.57
Distribution cost per tonne	4.66	5.16	5.18	5.08
Total production cost per tonne	72.09	75.68	80.59	70.94

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 24

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2013	YTD Q3 2013	Q3 2012	YTD Q3 2012

Cost of sales [1]	13,403	40,748	13,412	36,691
Add / (Subtract):
Change in concentrate inventory	(290)	(677)	(488)	420
Depletion and depreciation in concentrate inventory	49	96	77	(66)
Government royalties and mining taxes	(173)	(531)	(320)	(1,092)
Workers participation	(251)	(725)	(428)	(774)
Depletion and depreciation	(2,541)	(7,587)	(2,259)	(6,017)
Cash cost (A)	10,197	31,324	9,994	29,162

Total processed ore (tonnes) (B)	117,111	342,433	117,386	346,700

Cash cost per tonne of processed ore ($/t) (A/B)	87.07	91.47	85.14	84.11

Cash cost (A)	10,197	31,324	9,994	29,162
Add / (Subtract):
By-product credits	(7,548)	(23,166)	(7,559)	(21,791)
Refining charges	973	2,859	1,269	3,661
Cash cost applicable per payable ounce ( C)	3,622	11,017	3,704	11,032

Payable ounces of silver production (D)	540,286	1,483,524	498,661	1,443,079

Cash cost per ounce of payable silver ($/oz) (C/D)	6.70	7.43	7.43	7.64

Mining cost per tonne	35.20	39.13	39.76	39.70
Milling cost per tonne	14.43	14.92	14.13	13.51
Indirect cost per tonne	21.80	23.08	24.29	23.82
Community relations cost per tonne	5.99	5.43	0.43	0.41
Distribution cost per tonne	9.65	8.91	6.53	6.67
Total production cost per tonne	87.07	91.47	85.14	84.11

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 25

Liquidity and Capital Resources

Third Quarter 2013 Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

During the three months ended September 30, 2013, cash and cash equivalents decreased $12.3 million (Q3 2012: $0.7 million) to $31.3 million. The decrease was due to cash provided by operating activities of $4.3 million, net cash used in investing activities of $17.2 million, net cash provided by financing activities of $0.6 million, and the effect of exchange rate changes on cash and cash equivalents of $nil. Compared with 2012, the Company’s expenditures on mineral properties, plant and equipment remained the same, at $11.8 million, net purchases of short term investments increased $3.6 million, and cash provided by operating activities decreased $9.6 million.

During the three months ended September 30, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $7.6 million (Q3 2012: $20.0 million). Net cash provided by operating activities amounted to $4.3 million (Q3 2012: $13.9 million). This includes income taxes paid and interest income paid and received of $1.0 million (Q3 2012: $0.7 million) and changes in non-cash working capital items of $3.3 million (Q3 2012: $6.1 million).

Cash used by the Company in investing activities for the three months ended September 30, 2013, totalled $17.3 million (Q3 2012: $14.4 million) and comprised the following:

•

$5.6 million (Q3 2012: $2.0 million) in net purchases of short term investments,

•

$11.8 million (Q3 2012: $11.8 million) in expenditures on mineral properties, plant and equipment, and,

•

$0.1 million (Q3 2012 net advances: $0.6 million) in net receipts on deposits on long term assets.

Investing activities included $11.8 million of expenditures on mineral properties, plant and equipment which comprised $9.7 million of plant and equipment and mine development, $2.0 million of brownfields exploration, and $0.1 million of greenfields exploration for the San Luisito concessions.

During the three months ended September 30, 2013, cash provided by financing activities totalled $0.6 million (Q3 2012: used in $0.2 million) and comprised net proceeds on issuance of common shares of $0.7 million (Q3 2012: $nil), offset by the repayment of finance lease obligations of $0.1 million (Q3 2012: $0.2 million).

Nine Months 2013 Liquidity and Capital Resources

The Company’s cash and cash equivalents as at September 30, 2013, totalled $31.3 million (December 31, 2012: $58.7 million), and short term investments totalled $10.5 million (December 31, 2012: $6.0 million).

The $27.1 million decrease (2012: $21.7 million increase) in cash and cash equivalents at September 30, 2013, is due to cash provided by operating activities of $28.2 million, net cash used in investing activities of $55.6 million, and net cash provided by financing activities of $0.3 million. Exchange rate changes had a negative $0.3 million impact on cash and cash equivalents. Compared with 2012, the Company’s expenditures on mineral properties, plant and equipment increased $22.3 million, net redemptions of short term investments declined $19.6 million, and cash provided by operating activities decreased $8.1 million.

Management’s Discussion and Analysis Page - 26

Working capital for the nine months ended September 30, 2013, decreased $22.4 million to $65.0 million. This reflects decreases in cash and cash equivalents of $27.4 million, accounts receivable and other assets of $3.7 million, prepaid expenses of $0.6 million, and increases in provisions of $0.2 million. These decreases in working capital were offset by increases in short term investments of $4.5 million and in inventories of $1.8 million, and by decreases in trade and other payables of $2.8 million, current portion of leases and long term liabilities of $0.2 million, and income tax payable of $0.2 million.

During the nine months ended September 30, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received totalled $29.7 million (2012: $50.4 million). Net cash provided by operating activities was $28.2 million (2012: $36.3 million). This included income taxes paid and interest income paid and received of $2.5 million (2012: $9.1 million) and changes in non-cash working capital items of $1.5 million (2012: $14.1 million).

Cash used by the Company in investing activities for the nine months ended September 30, 2013, totalled $55.6 million (2012: $13.8 million) and comprised the following:

•

$4.6 million (2012: $15.0 million net redemptions) in net purchases of short term investments,

•

$0.3 million (2012: $0.1 million) in net receipts on deposits on long term assets,

•

$nil (2012: $0.1 million) in proceeds on disposal of mineral properties, plant and equipment, and,

•

$51.3 million (2012: $29.0 million) in expenditures on mineral properties, plant and equipment.

Investing activities included $51.3 million of expenditures on mineral properties, plant and equipment which comprised $31.8 million of plant and equipment and mine development, $9.0 million of brownfields exploration, $10.0 million for the acquisition of the Taviche Oeste concessions, and $0.5 million of greenfields exploration for the San Luisito concessions.

During the nine months ended September 30, 2013, cash provided by financing activities totalled $0.3 million (2012: used in $0.8 million) and comprised net proceeds on issuance of common shares of $0.7 million (2012: $0.7 million), repayment of finance lease obligations of $0.4 million (2012: $0.7 million), and the repayment of long term debt of $nil (2012: $0.8 million).

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, management believes the Company will be able to do so at prevailing market rates.

Management’s Discussion and Analysis Page - 27

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at September 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$14.6	$-	$-	$-	$14.6
Long term liabilities	0.3	2.9	-	-	3.2
Operating leases	0.7	1.3	0.5	-	2.5
Provisions	0.7	0.5	0.9	10.7	12.8
	$16.3	$4.7	$1.4	$10.7	$33.1

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at September 30, 2013, $2,928 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes the following: $943 mine and tailing dam development at the San Jose property; and $1,985 for the tailing dam and camp infrastructure at Caylloma.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at September 30, 2013 are as follows:

Management’s Discussion and Analysis Page - 28

	Expressed in $’000’s
	Expected payments due by period as at September 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$138	$446	$296	$24	$904
Office premises – Peru	383	797	275	-	1,455
Office premises – Mexico	14	-	-	-	14
Total office premises	$535	$1,243	$571	$24	$2,373
Computer equipment – Peru	104	41	-	-	145
Computer equipment – Mexico	17	10	-	-	27
Total computer equipment	$121	$51	$-	$-	$172
Total operating leases	$656	$1,294	$571	$24	$2,545

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  As at September 30, 2013, the Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Management’s Discussion and Analysis Page - 29

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585.  This bank letter of guarantee expires 360 days from December 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2013	2012	2013	2012
Salaries and wages [1,2]	$16	$24	$71	$76
Other general and administrative expenses [2]	18	27	109	202
	$34	$51	$180	$278

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

Management’s Discussion and Analysis Page - 30

	Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries and other short term employee benefits	$626	$694	$1,965	$2,044
Directors fees	108	88	303	286
Consulting fees	43	45	132	135
Share-based payments	1,150	2,050	2,697	1,511
	$1,927	$2,877	$5,097	$3,976

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	September 30, 2013	December 31, 2012
Owing from a company with common director [3]	$12	$5

3 Owing from a company controlled by a director of the Company at September 30, 2013 and December 31, 2012.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	September 30, 2013	December 31, 2012
Owing to a company(ies) with common directors [4]	$31	$54

4 2013 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company. 2012 owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Management’s Discussion and Analysis Page - 31

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

i.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

Management’s Discussion and Analysis Page - 32

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks (expressed in 000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the nine months ended September 30, 2013, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 33

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At September 30, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$31,348	$-	$-	$31,348
Short term investments	10,475	-	-	10,475
Trade receivable from concentrate sales [1]	-	12,473	-	12,473
	$41,823	$12,473	$-	$54,296

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

ii.

Fair Value of Financial Assets and Liabilities

	Expressed in $’000’s
	September 30, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$31,348	$31,348	$58,720	$58,720
Short term investments [1]	10,475	10,475	6,019	6,019
Trade receivable from concentrate sales [2]	12,473	12,473	15,158	15,158
Borrowing Costs [3]	275	275	-	-
Advances and other receivables	4,177	4,177	3,637	3,637
Due from related parties [1]	12	12	5	5
Deposits on long term assets [3]	2,454	2,454	2,694	2,694
	$61,214	$61,214	$86,233	$86,233
Financial liabilities
Trade and other payables [1]	$13,854	$13,854	$16,700	$16,700
Due to related parties [1]	31	31	54	54
Leases and long term liabilities [4]	541	549	695	719
	$14,426	$14,434	$17,449	$17,473

Management’s Discussion and Analysis Page - 34

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Borrowing costs and deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

4 Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	Expressed in ‘000’s
	September 30, 2013				December 31, 2012
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$6,073	S/.	11,356	$11,269	$4,231	S/.	1,389	$6,136
Short term investments	1,005		-	-	6,000		-	-
Accounts receivable and other assets	298		5,874	78,850	77		3,097	98,147
Deposits on long term assets and long term borrowing costs	426		-	-	-		-	-
Trade and other payables	(1,303)		(13,007)	(41,549)	(1,225)		(12,300)	(49,779)
Due to related parties	(33)		-	-	(54)		-	-
Provisions, current	-		(532)	(5,958)	-		(284)	(4,502)
Income tax payable	-		-	-	-		(326)	-
Leases and long term liabilities	(2,892)		-	(291)	(1,998)		-	(245)
Provisions	-		(17,196)	(42,606)	-		(19,560)	(39,323)
Total	$3,574	S/.	(13,505)	$(285)	$7,031	S/.	(27,984)	$10,434
Total US$ equivalent	$3,466		$(4,854)	$(22)	$7,053		$(10,970)	$802

Based on the above net exposure as at September 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $385 (2012: $784) and a net loss of $541 (2012: net loss $1,130).

Management’s Discussion and Analysis Page - 35

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at September 30, 2013 is as follows:

	Expressed in ‘000’s
	September 30, 2013	December 31, 2012
Cash and cash equivalents	$31,348	$58,720
Short term investments	10,475	6,019
Accounts receivable and other assets	23,319	27,032
Due from related parties	12	5
	$65,154	$91,776

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

(Refer to Contractual Obligations for the expected payments due as at September 30, 2013.)

Significant Changes in Accounting Policies including Initial Adoption

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2013:

IAS 1 Presentation of Financial Statements (Amendment); IAS 16 Property, Plant, and Equipment (Amendment); IAS 32 Financial Instruments: Presentation (Amendment); IAS 34 Interim Financial Reporting (Amendment); IAS 34 (Amendment); IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IAS 19 Employee Benefits; IAS 27 Separate Financial Statements; and, IAS 28 Investments in Associates and Joint Ventures.

Management’s Discussion and Analysis Page - 36

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

IFRS 13 Fair Value Measurement

The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments.

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

IFRIC 21 - Levies

IFRIC 21 is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments.  IAS 37 sets out criteria for the recognition of a liability, one which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”).  IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 5, 2013 is 125,973,966 common shares. In addition, 6,448,952 incentive stock options are currently outstanding as follows:

Management’s Discussion and Analysis Page - 37

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	12,263	$6.67	December 29, 2013
	1,651,244	$4.46	June 8, 2014
	2,000,732	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	1,134,885	$3.38	May 29, 2016
	153,800	$1.55	July 5, 2016
	127,900	$1.66	July 10, 2016
	350,000	$2.22	January 11, 2017
	147,349	$6.67	February 20, 2017
	380,779	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	6,448,952

Management’s Discussion and Analysis Page - 38

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2012.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of September 30, 2013, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 39

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties;

•

timing for delivery of materials and equipment for the Company’s properties; and

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

Management’s Discussion and Analysis Page - 40

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2012 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 41